FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-180779-10
July 28, 2014

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC (File Number 333-180779) for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649 or by e-mail to prospectus@ms.com.

This free writing prospectus does not contain all information that is required to be included in the prospectus and the prospectus supplement.
______________________

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$911,127,000 (Approximate)
Morgan Stanley Bank of America Merrill Lynch Trust 2014-C17
as Issuing Entity
Morgan Stanley Capital I Inc.
as Depositor
Morgan Stanley Mortgage Capital Holdings LLC
Bank of America, National Association
CIBC Inc.
as Sponsors and Mortgage Loan Sellers

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2014-C17

This free writing prospectus relates to Morgan Stanley Capital I Inc.’s offering of Classes A-1, A-2, A-SB, A-3, A-4, A-5, X-A, A-S, B, PST and C of its Series 2014-C17 Commercial Mortgage Pass-Through Certificates and clarifies, updates or adds the following information as it relates to (i) the free writing prospectus, dated July 23, 2014 and filed with the Securities and Exchange Commission under accession number 0001539497-14-000903 (the “Free Writing Prospectus”; capitalized terms not defined herein are used as defined in the Free Writing Prospectus) and (ii) the free writing prospectus also designated as the “Structural and Collateral Term Sheet”, dated July 23, 2014 and filed with the Securities and Exchange Commission under accession number 0001539497-14-000899 (the “Term Sheet”):

Structural and Collateral Updates

•
The certificate principal balance of the Class A-4 Certificates is reduced from $170,000,000 to $130,000,000, and the certificate principal balance of the Class A-5 Certificates is increased from $205,991,000 to $245,991,000.  Accordingly, with respect to each such class, the weighted average life, principal window and expected final distribution date will be as follows:

Class	Expected Final Distribution Date	Expected Weighted Average Life (yrs.)	Principal Window (months)
Class A-4	March 2024	9.50	114-115
Class A-5	July 2024	9.80	115-119

In addition, the decrement tables with respect to the Class A-4 and Class A-5 Certificates under the heading “Yield, Prepayment and Maturity Considerations—Weighted Average Life” in the Free Writing Prospectus are revised as follows:

Initial Certificate Principal Balance Outstanding for the Class A-4 Certificates at the Respective Percentages of CPR
Distribution Date	0%	25%	50%	75%	100%
Closing Date	100%	100%	100%	100%	100%
August 2015	100%	100%	100%	100%	100%
August 2016	100%	100%	100%	100%	100%
August 2017	100%	100%	100%	100%	100%
August 2018	100%	100%	100%	100%	100%
August 2019	100%	100%	100%	100%	100%
August 2020	100%	100%	100%	100%	100%
August 2021	100%	100%	100%	100%	100%
August 2022	100%	100%	100%	100%	100%
August 2023	100%	98%	96%	93%	35%
August 2024 and thereafter	0%	0%	0%	0%	0%
Weighted average life (years)	9.50	9.47	9.43	9.37	9.09

Initial Certificate Principal Balance Outstanding for the Class A-5 Certificates at the Respective Percentages of CPR
Distribution Date	0%	25%	50%	75%	100%
Closing Date	100%	100%	100%	100%	100%
August 2015	100%	100%	100%	100%	100%
August 2016	100%	100%	100%	100%	100%
August 2017	100%	100%	100%	100%	100%
August 2018	100%	100%	100%	100%	100%
August 2019	100%	100%	100%	100%	100%
August 2020	100%	100%	100%	100%	100%
August 2021	100%	100%	100%	100%	100%
August 2022	100%	100%	100%	100%	100%
August 2023	100%	100%	100%	100%	100%
August 2024 and thereafter	0%	0%	0%	0%	0%
Weighted average life (years)	9.80	9.77	9.74	9.69	9.49

•
With respect to the mortgaged property identified on Appendix I to the Free Writing Prospectus as Pappas Commerce Center, securing a mortgage loan representing approximately 7.6% of the initial pool balance:

o
The table entitled “Reserves” on page T-32 of the Term Sheet and page III-10 of the Free Writing Prospectus is modified to add the following sentence at the end of footnote 2 thereto: “On July 25, 2014, the $21,563 initial deferred maintenance reserve was released to the Borrower upon completion of asphalt replacement and repairs.”

o
The section entitled “Escrows and Reserves” on page T-35 of the Term Sheet and page III-13 of the Free Writing Prospectus is revised: (A) to add the following sentence after the third sentence of the first paragraph thereof: “On July 25, 2014, the $21,563 initial deferred maintenance reserve was released to the Borrower upon completion of asphalt replacement and repairs.” and (B) to add the following sentence after the third sentence of the second paragraph thereof: “On July 25, 2014, $1,922.83 of the W.B. Mason TI Reserve was released to the Borrower upon completion of a portion of tenant improvements.”

•	With respect to the mortgaged property identified on Appendix I to the Free Writing Prospectus as El Con Center, securing a mortgage loan representing approximately 5.9% of the initial pool balance:

o	The table entitled “Sources and Uses” on page T-41 of the Term Sheet and page III-19 of the Free Writing Prospectus is replaced with the table attached hereto as Exhibit A.

o
The table entitled “Tenant Summary” on page T-43 of the Term Sheet and page III-21 of the Free Writing Prospectus is revised to reflect that the lease expiration date with respect to Marshalls tenant is 8/31/2025 (subject to change depending upon the completion of construction and the date on which the tenant commences operations).

o	The table entitled “Lease Rollover Schedule” on page T-43 of the Term Sheet and page III-21 of the Free Writing Prospectus is replaced with the table attached hereto as Exhibit B.

•
With respect to mortgaged property identified on Appendix I to the Free Writing Prospectus as Marlboro Commons, representing approximately 3.3% of the initial pool balance, the first sentence of the exception to representation 6 set forth in Appendix VI to the Free Writing Prospectus is revised to read:

A portion of the Mortgaged Property containing approximately 7,189 square feet (referred to herein as the “Overlap Parcel”) is encumbered by a mortgage which also encumbers a property adjacent to the Mortgaged Property (referred to herein as the “Adjacent Property Mortgage”).

•
With respect to the mortgaged property identified on Appendix I to the Free Writing Prospectus as Kendall Value Center, securing a mortgage loan representing approximately 2.3% of the initial pool balance, the section entitled “The Market” on page T-102 of the Term Sheet and page III-80 of the Free Writing Prospectus is updated to replace the third sentence thereof with the following: “The South Dade submarket had approximately 11.1 million SF of retail space, an average vacancy rate of 4.4% and an average quoted rent for inline space of $18.68 PSF.”

Other Update

•	The section entitled “Transaction Parties—The Custodian” in the Free Writing Prospectus is revised to add the following paragraph as the penultimate paragraph thereof:

On June 18, 2014, a group of institutional investors filed a civil complaint in the Supreme Court of the State of New York, New York County, against Wells Fargo Bank in its capacity as trustee under 276 residential mortgage backed securities ("RMBS") trusts. The complaint is one of six similar complaints filed contemporaneously against RMBS trustees (Deutsche Bank, Citibank, HSBC, Bank of New York Mellon and US Bank) by certain of the institutional investor plaintiffs. The complaint against Wells Fargo Bank alleges the trustee caused losses to investors and asserts causes of action based upon, among other things, the trustee's purported failure to enforce repurchase obligations of mortgage loan sellers for alleged breaches of representations and warranties concerning loan quality, failure to notify securityholders of purported events of default allegedly caused by breaches by mortgage loan servicers and purported failure to abide by appropriate standards of care following events of default. Relief sought includes money damages in an unspecified amount, reimbursement of certain expenses and equitable relief.  Other cases alleging similar causes of action have previously been filed against Wells Fargo Bank and other trustees by RMBS investors in other transactions.  There can be no assurances as to the outcome of the litigation, or the possible impact of the litigation on Wells Fargo Bank or the RMBS trusts.

However, Wells Fargo Bank denies liability and believes that it has performed its obligations under the RMBS trusts in good faith, that its actions were not the cause of losses to investors and that it has meritorious defenses, and it intends to contest the plaintiffs’ claims vigorously.

General
USE OF PROCEEDS

We will apply the net proceeds of the offering of the Offered Certificates towards the simultaneous purchase of the mortgage loans from the mortgage loan sellers and to the payment of expenses in connection with the issuance of the Offered Certificates.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have entered into an Underwriting Agreement, dated as of the date of the prospectus supplement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp. and Drexel Hamilton, LLC.  Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each Underwriter, and each Underwriter has agreed severally to purchase from us, the respective aggregate Certificate Principal Balance or Notional Amount of each class of Offered Certificates presented below.

Underwriters	Class A-1	Class A-2	Class A-SB	Class A-3	Class A-4	Class A-5
Morgan Stanley & Co. LLC	$	$	$	$	$	$
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	$	$	$	$	$
CIBC World Markets Corp.	$	$	$	$	$	$
Drexel Hamilton, LLC	$	$	$	$	$	$
Total	$	$	$	$	$	$

Underwriters	Class X-A	Class A-S	Class B	Class PST	Class C
Morgan Stanley & Co. LLC	$	$	$	$	$
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	$	$	$	$
CIBC World Markets Corp.	$	$	$	$	$
Drexel Hamilton, LLC	$	$	$	$	$
Total	$	$	$	$	$

Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as co-lead managers and co-bookrunners with respect to the Offered Certificates. CIBC World Markets Corp. and Drexel Hamilton, LLC will act as co-managers with respect to the Offered Certificates.

The Underwriting Agreement provides that the obligations of the Underwriters are subject to conditions precedent, and that the Underwriters severally will be obligated to purchase all of the Offered Certificates if any are purchased.  In the event of a default by an Underwriter, the Underwriting Agreement provides that the purchase commitment of the non-defaulting Underwriters may be increased.  The depositor expects to receive from this offering approximately $                      , plus accrued interest from August 1, 2014, before deducting expenses of the offering.

The Underwriters have advised us that they will propose to offer the Offered Certificates from time to time for sale in one or more negotiated transactions or otherwise at varying prices to be determined at the time of sale.  The Underwriters may effect such transactions by selling such classes of Offered Certificates to or through dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and any purchasers of such classes of Offered Certificates for whom they may act as agent.

One or more affiliates of the Underwriters have entered into and may, in the future, enter into other financing arrangements with affiliates of some or all of the borrowers.  Affiliates of the Underwriters, including Morgan Stanley Mortgage Capital Holdings LLC, Bank of America, National Association and CIBC Inc., engage in, and intend to continue to engage in, the acquisition, development, operation, financing and disposition of real estate-related assets in the ordinary course of their business, and are not prohibited in any way from engaging in business activities similar to or competitive with those of the borrowers.  See “Risk Factors—Risks Related to Conflicts of Interest” in the Free Writing Prospectus.

Each Underwriter has represented and agreed, that:

(a)           in the United Kingdom, it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Offered Certificates in circumstances in which Section 21(1) of the FSMA does not apply to the Issuing Entity; and

(b)           it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Certificates in, from or otherwise involving the United Kingdom.

In relation to each member state of the European Economic Area which has implemented the EU Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that, with effect from and including the date on which the EU Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of the Offered Certificates which are the subject of the offering contemplated by the prospectus supplement to the public in that Relevant Member State other than:

(a)           to any legal entity which is a “qualified investor” as defined in the EU Prospectus Directive;

(b)           to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the depositor for any such offer; or

(c)           in any other circumstances falling within article 3(2) of the EU Prospectus Directive;

provided, that no such offer of the Offered Certificates referred to in clauses (a) to (c) above shall require the Issuing Entity or any Underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of the prior paragraph, (1) the expression an “offer of the Offered Certificates which are the subject of the offering contemplated by the prospectus supplement to the public” in relation to any Offered Certificate in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Certificates to be offered so as to enable an investor to decide to purchase or subscribe to the Offered Certificates, as the same may be varied in that Relevant Member State by any measure implementing the EU Prospectus Directive in that Relevant Member State, (2) the expression “EU Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State, and (3) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each Underwriter has agreed that it will not offer or sell any Offered Certificates, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws and regulations.  For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws and regulations of Japan.

In connection with the offering, the Underwriters may purchase and sell the Offered Certificates in the open market.  These transactions may include purchases to cover short positions created by an Underwriter in connection with the offering.  Short positions created by an Underwriter involve the sale by the Underwriter of a greater number of Offered Certificates than it is required to purchase from the depositor in the offering.  An Underwriter also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriter if the Offered Certificates are repurchased by the Underwriter in covering transactions.  These activities may maintain or otherwise affect the market price of the Offered Certificates, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time.  These transactions may be effected in the over-the-counter market or otherwise.

The Offered Certificates are offered by the Underwriters when, as and if issued by the Issuing Entity and delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part.  It is expected that delivery of the Offered Certificates will be made in book-entry form through the facilities of DTC against payment therefor on or about August        , 2014, which is the                            business day following the first date of pricing of the Offered Certificates.

Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three (3) business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Offered Certificates in the secondary market prior to such delivery should specify a longer settlement cycle, or should refrain from specifying a shorter settlement cycle, to the extent that failing to do so would result in a settlement date that is earlier than the date of delivery of such Offered Certificates.

The Underwriters and any dealers that participate with the Underwriters in the distribution of the Offered Certificates may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of such classes of Offered Certificates by them may be deemed to be underwriting discounts or commissions, under the Securities Act of 1933, as amended.

We and the sponsors have agreed to indemnify the Underwriters against civil liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect of such liabilities.

One or more of the Underwriters currently intend to make a secondary market in the Offered Certificates, but they are not obligated to do so, and any market making effort may be discontinued at any time.

Morgan Stanley & Co. LLC, an Underwriter, is an affiliate of the depositor and of Morgan Stanley Mortgage Capital Holdings LLC, a mortgage loan seller, an originator and a sponsor, and Morgan Stanley Bank, N.A., an originator and the mezzanine lender with respect to the mortgaged property identified as San Isidro Plaza I & II on Appendix I to the Free Writing Prospectus.  Merrill Lynch, Pierce, Fenner & Smith Incorporated, an Underwriter, is an affiliate of Bank of America, National Association, a mortgage loan seller, an originator and a sponsor.  CIBC World Markets Corp., an Underwriter, is an affiliate of CIBC Inc., a mortgage loan seller, an originator and a sponsor.

A substantial portion of the net proceeds of this offering (after the payment of underwriting compensation and transaction expenses) are intended to be directed to affiliates of Morgan Stanley & Co. LLC, one of the Underwriters and one of the co-lead managers and co-bookrunners for this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the Underwriters and one of the co-lead managers and co-bookrunners for this offering, and CIBC World Markets Corp., one of the Underwriters and a co-manager for this offering.  That flow of funds will occur by means of the collective effect of the payment by the Underwriters to the depositor of the purchase price for the Offered Certificates and (i) the payment by the depositor to Morgan Stanley Mortgage Capital Holdings LLC (an affiliate of Morgan Stanley & Co. LLC), in its capacity as a mortgage loan seller, of the purchase price for the MSMCH Mortgage Loans, (ii) the payment by the depositor to Bank of America, National Association (an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated), in its capacity as a mortgage loan seller, of the purchase price for the Bank of America Mortgage Loans and (iii) the payment by the depositor to CIBC Inc. (an affiliate of CIBC World Markets Corp.), in its capacity as a mortgage loan seller, of the purchase price for the CIBC Mortgage Loans.  As a result of the circumstances described above, Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and CIBC World Markets Corp. have a “conflict of interest” within the meaning of Rule 5121 of the consolidated rules of The Financial Industry Regulatory Authority, Inc.  In addition, other circumstances exist that result in the Underwriters or their affiliates having conflicts of interest, notwithstanding that such circumstances may not constitute a “conflict of interest” within the meaning of such Rule

5121.  See “Risk Factors—Risks Related to Conflicts of Interest—Conflicts of Interest of the Underwriters” in the Free Writing Prospectus.

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This free writing prospectus is not an offer to sell or a solicitation of an offer to buy the Offered Certificates in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Offered Certificates, supersedes any conflicting information contained in the Free Writing Prospectus, the Term Sheet and any other prior similar materials relating to the Offered Certificates.  The information in this free writing prospectus may be amended or supplemented.  This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Offered Certificates referred to in the Free Writing Prospectus and to solicit an offer to purchase the Offered Certificates, when, as and if issued.  Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriters to sell any of the Offered Certificates until the underwriters have accepted your offer to purchase Offered Certificates.  Any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Offered Certificates or determined if this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Exhibit A

See attached

Sources and Uses
Sources	Proceeds	% of Total	Uses	Proceeds	% of Total
Loan Amount:	$61,500,000	74.8%	Purchase Price(5):	$81,750,000	99.4%
Sponsor Equity:	$20,728,170	25.2%	Closing Costs:	$478,170	0.6%
Total Sources:	$82,228,170	100.0%	Total Uses:	$82,228,170	100.0%

Exhibit B

See attached

Lease Rollover Schedule
Year	# of Leases Rolling	SF Rolling	UW Rent PSF Rolling	Approx. % of Total SF Rolling	Approx. Cumulative % of SF Rolling	Total UW Rent Rolling	Approx. % of Total Rent Rolling	Approx. Cumulative % of Total Rent Rolling
MTM	0	0	$0.00	0%	0%	$0	0%	0%
2014	0	0	$0.00	0%	0%	$0	0%	0%
2015	1	1,200	$30.50	0%	0%	$36,600	1%	1%
2016	2	4,883	$35.77	1%	1%	$174,684	3%	3%
2017	2	4,077	$38.56	0%	1%	$157,200	3%	6%
2018	2	33,183	$16.54	4%	5%	$548,700	9%	15%
2019	1	71,698	$14.00	8%	13%	$1,003,776	16%	31%
2020	1	65,000	$6.75	8%	21%	$438,756	7%	38%
2021	2	225,570	$1.95	26%	47%	$439,739	7%	45%
2022	1	12,007	$17.00	1%	48%	$204,120	3%	49%
2023	3	167,078	$6.50	19%	68%	$1,086,604	18%	66%
2024	3	14,616	$23.48	2%	69%	$343,248	6%	72%
2025	2	27,301	$15.82	3%	73%	$431,844	7%	79%
2026	2	127,780	$6.24	15%	87%	$797,496	13%	92%
2027 & Beyond	1	108,120	$4.58	13%	100%	$495,000	8%	100%
Vacant	0	0	$0.00	0%	100%	$0	0%	100%
Total/Wtd. Avg.	23	862,513	$7.14	100%		$6,157,767	100%